Exhibit 107

Calculation of Filing Fee Tables

Form S-1

(Form Type)

Atlas Growth Acquisition Limited

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit(1)	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Previously paid.	Equity	Units, each consisting of one Class A ordinary share of par value $0.0001 and one-half (1/2) of one Warrant, each whole Warrant entitling the holder to purchase one Class A ordinary share(2)(3)	Other	12,650,000	$10.00	$126,500,000.00	0.0001091	$13,801.15

N/A	Equity	Class A ordinary shares, par value $0.0001 per share, included as part of the Units(3)	457(g)	12,650,000	—	—	—	—	(4)

N/A	Other	Warrants included as part of the Units(3)	457(g)	6,325,000	—	—	—	—	(4)

Previously paid.	Equity	Class A ordinary shares, par value $0.0001 per share, underlying the Warrants included as part of the Units(3)	Other	6,325,000	$11.50	$72,737,500.00	0.0001091	$7,935.66
Total Offering Amounts			$199,237,500
Total Fees Previously Paid			$21,736.81
Total Fee Offsets			—
Net Fee Due			—

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)

Includes (i) Units and (ii) Class A ordinary shares and (iii) Warrants underlying such Units which may be issued on exercise of a 45-day option granted to the underwriter to cover over-allotments, if any.

(3)

Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be offered or issued to prevent dilution resulting from share sub-divisions, share dividends or similar transactions.

(4)	No fee pursuant to Rule 457(g).